Boston Brussels Chicago Düsseldorf London Los Angeles Miami Munich New York Orange County Rome San Diego Silicon Valley Washington, D.C.	Howard Mulligan Attorney at Law hmulligan@mwe.com 212.547.5885

December 27, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Division of Corporate Finance

Re:	CIT Funding Company LLC Amendment No. 2 to Form S-3 Registration Statement No.: 333-53688 (EDGAR HEADER FORM SUBMISSION TYPE: AW)

Ladies and Gentlemen:

On behalf of the above referenced registrant, we are requesting the withdrawal of Amendment No. 2 to Form S-3 Registration Statement No.: 333-53688 with the accession number 0000950117-05-004845 filed with the Securities and Exchange Commission on December 21, 2005.

On this date, December 27, 2005, on behalf of the above referenced registrant, we have filed Amendment No. 2 to Form S-3 Registration Statement No.: 333-53688 with the correct EDGAR Header Form Submission Type of POS AM, reflecting the post-effective status of the amendment.

Please do not hesitate to contact me at 212.547.5885 with any comments or questions.

Very truly yours,

/s/Howard Mulligan

Howard Mulligan